UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DI VISION OF
CORPORATI ON FI NANCE


                                                                     June 11,
2021
Philip L. Francis
Lead Independent Director
At Home Group, Inc.
1600 East Plano Parkway
Plano, TX 75074

         Re:     At Home Group, Inc.
                 PREM14A preliminary proxy statement filing made on Schedule
14A
                 Filed on June 2, 2021 by At Home Group, Inc.
                 File No. 001-37849

Dear Mr. Francis,

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The first page of the proxy statement, as defined in Rule 14a-1(g)     and
distinguished from
   the Notice or any letter to shareholders     must be marked as preliminary.
Given that a
   preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A.

2. As required pursuant to Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears on page 27 of the proxy statement as well as the letter to shareholders.

Certain Financial Projections Prepared by the Senior Management of At Home, page 57

3. Please advise us, with a view toward revised disclosure, the basis for the
registrant   s
   assumption that no sale leasebacks will occur during the projection period, as set forth on page 57 of the preliminary proxy statement, despite the registrant emphasizing its use of sale-
   leasebacks in its recent April 2021 Investor Presentation. At present, the registrant does not appear to take into account the fact that opening costs could be reduced via sale-leaseback
 Philip Francis
At Home Group, Inc.
June 11, 2021
Page 2

    transactions. In addition, the registrant also appears to have not identified the lack of margin benefit it would receive in connection with the absence of sale leasebacks.

4. Please advise us, with a view toward revised disclosure, the basis for the management
   projections    assumption on page 60 that EBITDA margins will remain below historical
   averages in each year of the projection period.

5. As set forth on page 58, the projections assume a 11.7% comparable store sales growth in fiscal 2022, which is substantially lower than the 187.3% realized during fiscal 1Q22
   according to the registrant   s June 2, 2021 press release filed as an
exhibit to its Form 8-K on
   June 2, 2021. Notwithstanding the existence of the qualifying language that accompanies the
   registrant   s use of the management projections, please revise to address existence of known
   and reported material developments that appear to conflict with the projections, or advise.

6. Under the Selected Precedent Transaction table on page 64, the disclosure
indicates    [f]or
   each of the selected transactions, Goldman Sachs calculated and compared the implied
   EV/LTM revenue multiple of the applicable target company based on the total consideration
   paid in the transaction.    Please revise to state, if true, that the
referenced multiples are
   EV/LTM EBITDA multiples.
7. Footnote 4 to the table on page 60 explains that adjusted EBITDA is
calculated as    operating
   income plus depreciation and amortization.    Adding operating income to
depreciation and
   amortization, however, does not appear to equal adjusted EBITDA in any of the years of the projection period. Please revise or advise.
8. Please revise to indicate how Goldman Sachs identified the selected precedent transactions, which appear to primarily include low growth/mature companies, or why Goldman Sachs appears to have excluded higher growth retailers. Refer to Item 14(b)(6) of
Schedule 14A
   and corresponding Item 1015(b)(6) of Regulation M-A.
9. In conducting the discounted cash flow analysis, Goldman Sachs uses discount rates ranging from 9.00% to 11.00%. Please disclose why this rate range was selected. It is also unclear how Goldman Sachs arrived at its implied terminal year multiple range of 6.0x to 8.9x.
   Given that the basis for and methods at arriving at such valuations must be disclosed, please revise to also explain how Goldman Sachs selected the terminal multiple range. Refer to
   Item 14(b)(6) of Schedule 14A and corresponding Item 1015(b)(6) of Regulation M-A.
Form of Proxy

10. The disclosure provided following the bold typeface reference beginning
with    Note    is
    unclear. That disclosure states,    Such other business as may properly
come before the
    meeting       Please revise the disclosure regarding the apparent intended use of the
    discretionary authority available under Rule 14a-4(c)(3) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised.
 Philip Francis
At Home Group, Inc.
June 11, 2021
Page 3

        We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

cc:    Ryan Messier, Esq.